1401 Lawrence Street, Suite 2300, Denver, CO 80202 • (303) 572-9300

June 2, 2023	Scott A. Berdan (303) 583-8235 sberdan@polsinelli.com

VIA EDGAR

Mr. Joshua Gorsky

Ms. Suzanne Hayes

Ms. Julie Sherman

Mr. Kevin Vaughn

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vitro Biopharma, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed on May 8, 2023
File No. 333-267366

Ladies and Gentlemen:

On behalf of our client, Vitro Biopharma, Inc., a Nevada corporation (the “Company”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-captioned amendment to the registration statement on Form S-1 (as amended, the “Registration Statement”). In connection with this letter, the Company is today filing with the Commission Amendment No. 3 to the Registration Statement (the “Amendment”) by EDGAR.

For your convenience, each of the Staff’s comments included in its letter dated May 26, 2023 is reprinted below in italics, and is followed by the Company’s response.

Amendment No. 2 to Registration Statement on Form S-1, filed May 8, 2023

Summary, page 1

1.	Please include higher resolution images of each of the charts presented on pages 2, 3, 97 and 98. Currently the tables are difficult to read.

RESPONSE: The Company has complied with this Staff comment by including the requested higher resolution images of each of the charts referenced in the Staff comment.

Securities and Exchange Commission

June 2, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates, page 75

2.	We note your disclosure stating that you have determined that you have no critical accounting estimates material to your consolidated financial position, results of operations, or cash flow related to your consolidated financial statements included in this prospectus. Please tell us how you determined that the estimates you used in evaluating goodwill and other intangible assets for impairment and the estimates you used in valuing your stock-based compensation are not material to your financial statements.

RESPONSE: The Company respectfully advises the Staff that it, after consultation with its independent registered public accounting firm, continues to believe that it has a reasonable basis to determine that disclosure concerning the estimates it used in evaluating goodwill and other intangible assets for impairment and the estimates it used in valuing its stock-based compensation is not material to an investor’s ability to understand in all material respects the Company’s consolidated financial statements. Nevertheless, the Company has complied with this Staff comment by replacing at the Staff’s suggestion the statement identified above with more fulsome disclosure on page 76 of the Amendment concerning the applicable critical accounting estimates used by the Company in evaluating goodwill and other intangible assets for impairment and the estimates it used in valuing its stock-based compensation.

Our Products

Cosmetic Conditioned Media and Exosome-Containing Serums, page 90

3.	We note your disclosure that from June 2022 to July 2022, you “voluntarily suspended sales of InfiniVive MD’s Exosome Serum in the United States in order to conduct an investigation into the administration of this product by medical professionals that have purchased this product directly from [you] or via distribution from other medical professionals.” Please revise your disclosure to provide further details about what prompted your decision to voluntarily suspend sales of this product, what the basis of your investigation was, what, if anything, your investigation uncovered and which regulatory advisors you consulted with.

RESPONSE: The Company supplementally and respectfully advises the Staff that it obtained anecdotal information from industry participants about the potential improper administration by medical professionals of other producers’ exosome serums, and the Company had been contacted on more than one occasion to ask whether the Company’s product could be used other than topically. It was when this information was reported by management to the Company’s Board of Directors that prompted the investigation. As described in the Amendment, InfiniVive MD’s Exosome Serum is marketed and sold by the Company in the United States exclusively to certified plastic surgeons, cosmetic surgeons, aestheticians and other medical professionals and solely for topical use. As a result of the foregoing and out of an abundance of caution, it was determined to be most prudent to suspend sales of the product during the investigation to ensure that the Company’s medical professional customers were using the Company’s products only topically as directed and otherwise in compliance with the Company’s use restrictions and applicable laws and regulations and to limit potential exposure to legal liability and regulatory enforcement if the customers were misusing the product. Upon completion of the investigation, it was determined that the Company’s products were not being misused or misapplied and, following discussion with the Company’s legal advisors specializing in regulations relevant to the sale of the Company’s products, the Company resumed sales. During the investigation, the Company also reviewed and further enhanced its permitted use labeling and also determined to require all customers to complete a written certification confirming, prior to shipment of the product, that the product would be administered by the customers only in accordance with the product’s permitted uses and the Company’s instructions, as further described in the labeling. Because the voluntarily suspension of sales of InfiniVive MD’s Exosome Serum in the United States lasted only a few weeks and, in hindsight, did not have a material impact on the Company’s operating results or financial condition, the Company has determined that the disclosure is no longer relevant to making an investment decision and could be considered misleading to investors if retained or expanded in the prospectus – perpetuating a discussion about immaterial and ultimately irrelevant information could confuse investors. Therefore, the Company respectfully has deleted the discussion from the prospectus in response to this Staff comment.

Securities and Exchange Commission

June 2, 2023

Preliminary Tolerability Data from Foreign Clinical Studies, page 92

4.	We note your disclosure here that you receive “data relating to any occurrence of any serious adverse events[.]” Please clarify your disclosure here to note whether any serious adverse events have actually been recorded and whether you have received such data from any foreign third-party clinics using AlloRx Stem Cells. To the extent you have received reports of serious adverse events, describe the events and quantify the number of each type of event.

RESPONSE: The Company respectfully advises the Staff that, as disclosed in the Amendment, over 348 human subjects have received treatment with the Company’s AlloRx Stem Cells, primarily in foreign clinical studies conducted by third parties, and zero serious adverse events have been reported that were considered related to the product candidate. The Company respectfully directs the Staff to the following disclosures on page 92 of the Amendment (emphasis added):

“As of March 15, 2023, over 348 subjects have received treatment with AlloRx Stem Cells via peripheral intravenous infusion or direct injection for potential treatment of a wide variety of indications, including ARDS due to COVID-19, Long COVID, MS, ALS, Lupus, MSA, Alzheimer’s disease, CKD, COPD, diabetes and age-related conditions. To date, there have been no serious adverse events reported that were considered related to AlloRx Stem Cells.”

In addition, the Company respectfully directs the Staff to similar disclosures on pages 93, 94 and 100 of the Amendment, which also disclose that there have been no serious adverse events reported to date that were considered related to the product candidate. The Company respectfully believes, therefore, that no further disclosure should be necessary in response to this Staff comment.

Financial Statements for Fiscal Years Ended October 31, 2022 and 2021

Note 5- Intangible Assets, page F-17

5.	Please expand your note disclosure of intangible assets subject to amortization to include the estimated aggregate amortization expense for each of the five succeeding fiscal years, in accordance with ASC 350-30-50-2(a)(3).

RESPONSE: The Company has complied with this Staff comment by revising Note 5—Intangible Assets on pages F-17 and F-40 of the Amendment to present the Company’s anticipated aggregate future amortization expense related to its intangible assets for each of the succeeding five fiscal years ending October 31, 2027.

* * *

Securities and Exchange Commission

June 2, 2023

The Company requests that the Staff contact it as soon as practicable with any additional comments it may have in order that those comments can expeditiously be addressed. If you have any questions or would like further information with regard to the foregoing, please do not hesitate to contact the undersigned by phone at (303) 583-8235 or by email at sberdan@polsinelli.com.

Sincerely,

/s/ Scott A. Berdan

Scott A. Berdan
of POLSINELLI PC

cc:	Christopher Furman, Chief Executive Officer, Vitro Biopharma, Inc.
Nathan Haas, Chief Financial Officer, Vitro Biopharma, Inc.
Tyler L. Weigel, Shareholder, Polsinelli PC
Blank Rome LLP
Malone Bailey, LLP